UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SNYDER, R. KENT
   10350 North Torrey Pines Road
   La Jolla, CA  92037
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   AGOURON PHARMACEUTICALS, INC.
   (AGPH)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   06/30/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior VP, Head of Commercial Affairs
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |06/05/|M   | |5,000             |A  |$13.780    |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/05/|S   | |5,000             |D  |$81.250    |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/11/|M   | |5,000             |A  |$13.780    |                   |      |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/11/|S   | |5,000             |D  |$83.50     |2,411*             |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$13.780 |06/05|M   | |5,000      |D  |**   |06/16|Common Stock|5,000  |       |            |   |            |
(Right to Buy)        |        |/97  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Employee Stock Option |$13.780 |06/11|M   | |5,000      |D  |**   |06/16|Common Stock|5,000  |       |2,500       |D  |            |
(Right to Buy)        |        |/97  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Employee Stock Option |$82.00  |06/30|A   |V|18,343     |A  |***  |06/29|Common Stock|18,343 |       |18,343      |D  |            |
(Right to Buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Employee Stock Option |$82.00  |06/30|A   |V|3,657      |A  |***  |06/29|Common Stock|3,657  |       |3,657       |D  |            |
(Right to Buy)        |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* Includes 173 shares acquired under Agouron's Employee Stock Purchase Plan on 12/31/96 and 172 shares acquired under Agouron's Employee Stock Purchase Plan on
06/30/97.
** Option granted 06/17/91 and shares vest 25% per year commencing 06/17/92 until fully vested.
*** Options granted 06/30/97 and shares vest 33-1/3% per year commencing 06/30/98 until fully vested.
SIGNATURE OF REPORTING PERSON
/s/ R. Kent Snyder
DATE
07/09/97